SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[June 20, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑                 Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
NWQ Investment Management Company LLC’s holding in Metso to 5.71 percent

SIGNATURES

Date June 20, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

NWQ Investment Management Company LLC’s holding in Metso to 5.71 percent

(Helsinki, Finland, June 20, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

Metso Corporation has been informed on June 16, 2005 about an increase in the holding of the accounts managed by NWQ Investment Management Company LLC of the paid up share capital of Metso Corporation.

On February 23, 2005, the accounts managed by NWQ Investment Management Company LLC had become beneficial owners of 431,430 Metso’s common shares and 6,415,661 American Depository Receipts. These holdings amounted to 6,847,091 shares in total and corresponded to 5.03 percent of the paid up share capital and the voting rights of Metso Corporation. On February 23, 2005 the total amount of Metso shares outstanding was 136,250,545.

On May 31, 2005, the accounts managed by NWQ Investment Management Company LLC held 8,100,505 shares in Metso Corporation corresponding to 5.71 percent of the paid up share capital and the voting rights. On May 31, 2005 the total amount of Metso shares outstanding was 141,654,614.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:
Johanna Sintonen, Vice President, Investor Relations Metso Corporation, tel. +358 204 84 3253
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation, tel. +358 204 84 3240

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.